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Attention:	Max A. Webb, Assistant Director
Sonia Bednarowski
Lynwood Shenk
Patrick Kuhn

Re:	Spirit Airlines, Inc. Amendment No. 5 to Registration Statement on Form S-1
File No. 333-169474

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 and amended by Amendment No. 1 filed on October 28, 2010, Amendment No. 2 filed on November 18, 2010, an exhibit-only Amendment No. 3 filed on November 19, 2010, and Amendment No. 4 filed on February 28, 2011 (“Amendment No. 4”, and such registration statement, as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes eight copies of Amendment No. 5, four of which have been marked to show changes from Amendment No. 4.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by facsimile on March 9, 2011, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

United States Securities and Exchange Commission

March 16, 2011

Business, page 87

Our Business Model, page 88

1.	Please provide us with documentation showing that none of your competitors charge a low base fare and charge additional fees for frills to only those customers that choose to purchase extra products. Alternatively, please delete the words “[u]nlike our competitors” from the last sentence of the last complete paragraph on page 88.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 5 to delete the words “unlike our competitors” from the referenced language.

Employees, page 99

2.	We note your disclosure on page 99 that you believe relations with your employees and unions are generally good. We also note an article in the South Florida Sun-Sentinel dated January 26, 2011 that states that your unionized flight attendants picketed outside of your headquarters in Miramar, Florida at the end of January in connection with their contract that has been in negotiation since August 2007. Please advise.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 5 to remove any generalized characterization contained in the referenced text.

Notes to Financial Statements, page F-7

Note 13. Leases, page F-23

3.

Your disclosure related to your accounting for maintenance reserves does not appear entirely consistent with the explanation of your accounting under EITF 08-3 that you provided to the SEC’s Office of the Chief Accountant in your submission dated January 14, 2011. For example, your disclosure does not state that you evaluate whether expected maintenance reserve payments are substantively and contractually related to maintenance of the leased asset nor how you make such assessment (see pages 6 to 9 of your January 14, 2011 submission). Rather, your disclosure begins with an unqualified statement that reserve payments are recorded as prepaid maintenance deposits. Further, we believe your disclosure should distinguish between

United States Securities and Exchange Commission

March 16, 2011

reserves that are (a) refundable for either qualifying maintenance or at the end of the lease term even if unused and (b) those that are refundable to you only for qualifying maintenance, with unused excess amounts not refunded at the end of the lease term. For the former, we understand that you account for such amounts as deposits and capitalize them when paid (consistent with the first sentence in your disclosure). For the latter, we understand the following:

•	You evaluate reserve payments required under the leases to determine whether a portion of expected reserve payments is, in substance, additional rent;

•	This evaluation involves estimating reserve payments and qualifying maintenance costs expected over each overhaul cycle and determining whether unused excess reserve payments are expected;

•	The amount of reserve payments expected to be refunded for qualifying maintenance are accounted for as deposits and capitalized when paid; and

•	The amount of excess reserve payments not expected to be refunded is recognized as contingent rent.

With regard to the last bulleted item above, your disclosure is not clear with regard to the timing of recognition. Your disclosure includes a statement that you “accrue maintenance deposits retained by the lessor at the expiration of the lease … when it becomes probable the maintenance reserves will not be recovered.” It is not clear whether this sentence refers to amounts already paid to lessors and capitalized as deposits on your balance sheet or to amounts expected to be paid (or currently being paid) to lessors that are not expected to be refunded to you. If this disclosure relates to amounts to be paid (or currently being paid), it appears from your submission that these amounts are recognized as expense when paid. Also, we believe your disclosure of the timing of recognition with regard to the last bulleted item above should address instances in which the total payment is not expected to be refunded and instances in which portions of payments are not expected to be refunded (see your example in the last full paragraph on page 5 of your submission).

Please revise to clarify your overall disclosure and to address the matters identified above. For purposes of clarity of your disclosure, we believe you should refer to these payments generally as reserves and refer to the portion of reserves that you capitalize as deposits (rather than referring to all such payments as maintenance deposits, whether capitalized or not). Finally, as noted in comment 41 of our October 14, 2010 comment letter, please revise the phrase “When the Company determines that it is probable it will not recover amounts on deposit” to “When it is not probable we will recover amounts on deposit.”

United States Securities and Exchange Commission

March 16, 2011

Response: In response to the Staff’s comment, the Company has revised Note 13 as requested.

4.	Considering the significance of prepaid aircraft maintenance deposits to your balance sheet, we believe that it will be useful to your investors to expand your note to disclose how you able to conclude that all capitalized maintenance reserves are probable of recovery. For example, we believe that it would be useful to your investors to disclose that you use the rate differential between the maintenance deposit rate and the engine shop visit to conclude that it is probable the maintenance deposits will be recovered. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised Note 13 as requested.

Also in response to a comment communicated orally by the Staff, the airline route map included in Amendment No. 5 has been further updated.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc.
Thomas C. Canfield, Spirit Airlines, Inc. Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP